UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): June 28, 2024

ARYA SCIENCES ACQUISITION CORP IV
(Exact name of registrant as specified in its charter)
Cayman Islands	001-40122	98-1574672
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 284-2300
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	ARYD	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.     Entry into a Material Definitive Agreement.
On June 28, 2024, ARYA Sciences Acquisition Corp IV (the “Company”) issued an unsecured convertible promissory note (the “Fifth Convertible Promissory Note”) to ARYA Sciences Holdings IV (the “Sponsor”), pursuant to which the Company may borrow $150,000 (the “Working Capital Loan”) from the Sponsor for general corporate purposes and the funding of the deposits required to be made into the Company’s trust account in connection with the monthly extensions of the time period during which the Company may consummate a Business Combination (as defined below) in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time. Such loan may, at the Sponsor’s discretion, be converted into the Company’s Class A ordinary shares, par value $0.0001 per share (the “Working Capital Shares”), at a conversion price equal to $10.00 per Working Capital Share.
The terms of the Working Capital Shares will be identical to those of the private placement shares that were issued to the Sponsor in connection with the Company’s initial public offering that was consummated on March 2, 2021. The Working Capital Loan will not bear any interest and will be repayable by the Company to the Sponsor, if not converted or repaid, on the effective date of an initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses (a “Business Combination”). In the event that the Company does not consummate a Business Combination, the Fifth Convertible Promissory Note will be repaid from funds held outside of the Company’s trust account, or will be forfeited, elimited or otherwise forgiven. The maturity date of the Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Fifth Convertible Promissory Note).
The foregoing description of the Fifth Convertible Promissory Note does not purport to be complete and is qualified in its entirety by the terms and conditions of thereof. A copy of the Fifth Convertible Promissory Note is attached hereto as Exhibit 10.1 and incorporated herein by reference.
Item 2.03.     Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant.
The information disclosed under Item 1.01 and Item 8.01 of this Current Report on Form 8-K (the “Current Report”) is incorporated by reference into this Item 2.03 to the extent required herein.
Item 8.01.     Other Events.
On July 2, 2024, the Company approved the fourth one-month extension of the time period during which it may consummate an initial business combination (such time period, the “Business Combination Period”). In connection with this extension of the Business Combination Period to August 2, 2024 (the “Extension”), the Company drew an aggregate of $111,000 (the “Extension Funds”) from the Fifth Convertible Promissory Note. As provided for in the Company’s amended and restated memorandum and articles of association (as amended, the “A&R Memorandum and Articles of Association”), the Company will deposit the Extension Funds into the trust account that was established by the Company in connection with its initial public offering (the “Trust Account”). The Company also drew $24,000 under the Fifth Convertible Promissory Note for general working capital purposes. The Extension is the fourth one-month extension currently permitted under the A&R Memorandum and Articles of Association.

The foregoing description of the Fifth Convertible Promissory Note is qualified in its entirety by reference to the description thereof included in Item 1.01 of this Current Report.
Item 9.01.     Financial Statements and Exhibits.
(d) Exhibits
Exhibit No.	Description
10.1	Fifth Convertible Promissory Note, dated June 28, 2024 and issued to ARYA Sciences Holdings IV.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 2, 2024	ARYA SCIENCES ACQUISITION CORP IV

	By:	/s/ Michael Altman
	Name:	Michael Altman
	Title:	Chief Financial Officer

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